2150 Kittredge St., Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: The Kroger Company
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Kroger Company
Vote Yes: Item #6 - Report on Packaging Recyclability

Annual Meeting: June 27, 2019

CONTACT: Conrad MacKerron | mack@asyousow.org

EXECUTIVE SUMMARY

•	Consumer packaging creates huge problems post-consumer and downstream. Plastic packaging is a prime component of ocean gyre pollution, which harms marine animals and potentially human health. 8 million tons of plastics are dumped in oceans annually; oceans may contain more plastic than fish by weight by 2050.[1] This has led some governments to ban some forms of plastic packaging.

•	Dried fruit, frozen meat, cheese, and dog food are some of the Kroger house brand items packaged in unrecyclable plastic pouches. Private label items account for a quarter of all sales – nearly $20 billion annually.

•	The proposal asks the company to assess the reputational, financial and operational risks associated with using non-recyclable brand packaging and set a timeline to phase it out.

•	Kroger lags corporate peers in commitments to phase out non-recyclable brand packaging. Competitor Walmart has agreed to switch all its private brand packaging recyclable, reusable or compostable by 2025. Kroger has not.

•	Further, consumer goods companies Unilever, Colgate-Palmolive, Mondelez International, KraftHeinz, and Procter & Gamble have made public commitments to increase levels of recyclable packaging. Kroger has not.

•	Non-recyclable packaging exacerbates efforts to recycle more post-consumer packaging. Only 14% of plastic packaging is recycled in the U.S.

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1 Jambeck et al, Plastic waste inputs from land into the ocean, Science 13 February 2015 http://science.sciencemag.org/content/347/6223/768, and Ellen MacArthur Foundation, January 2016, The New Plastics Economy: Rethinking the Future of Plastics, http://www.ellenmacarthurfoundation.org/publications/the-new-plastics-economy-rethinking-the-future-of-plastics

2019 Proxy Memo
Kroger Co. | Report on Package Recyclability

•	Governments recognize these environmental risks and are acting. 10 countries have moved to ban some forms of plastic packaging. In 2017, nearly 200 countries at a UN Environment Assembly called for an end to plastic pollution. In 2018, the European Commission released a plastics policy strategy calling for a timeline for all packaging to be recyclable – the same topic as this shareholder proposal.

•	This proposal has previously received substantial support by Kroger shareholders for five consecutive years! This includes a 31% vote in 2015, 26% in 2016, 24% in 2017; and 29.5% in 2018. The latest vote represents nearly $5 billion in shareholder value, yet the company has taken no substantive actions in response.

THE PROPOSAL

The proposal asks the company to issue a report assessing the environmental impacts of continuing to use non-recyclable packaging for its house brands. The supporting statement requests that the report include assessment of reputational, financial and operational risks associated with continuing to use non-recyclable brand packaging and goals and a timeline to phase out non-recyclable packaging.

WHY THIS IS IMPORTANT

There are two compelling reasons why shareholders should support this proposal: (1) the enormous waste and inefficiency represented by non-recyclable packaging suggests management inattention to design for sustainability, and (2) lack of recognition by management of growing scientific data linking plastic packaging to threats to marine animals and potentially to human health.

Americans throw away more materials than any other country – 4 pounds per person per day. Paper and packaging materials comprise the largest category of municipal solid waste at about 44%2. Barely half of these materials are recovered for recycling, but recovery rates for the fastest growing packaging materials—plastics--are especially low at just 14%3. As the U.S. struggles to recycle more packaging, the effort is compounded by companies like Kroger that are unnecessarily placing non-recyclable packaging onto the market when readily available recyclable alternatives exist.

Flexible and pouch packaging is no longer a niche material, it is now the second largest packaging segment in the United States after corrugated cardboard, representing 18 percent of the $145 billion U.S. packaging market.4 About 80 billion single-material and multi-layer pouches are used annually in the U.S. Dried fruit, frozen meat, cheese, and dog food are some of the Kroger house brand items packaged in these unrecyclable pouches or other flexible plastic packaging. Private label house brands account for a quarter of all Kroger sales – nearly $20 billion annually. Most if not all of these could be packaged in recyclable packaging, or the company could take actions to make flexible packaging recyclable.

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2 Unfinished Business: The Case for Extended Producer Responsibility for Post-Consumer Packaging, As You Sow, 2012, http://www.asyousow.org/sustainability/eprreport.shtml

3 https://www.epa.gov/sites/production/files/2015-09/documents/2013_advncng_smm_fs.pdf

4 Waste and Opportunity 2015: Environmental Progress and Challenges in Food, Beverage, and Consumer Goods Packaging, As You Sow 2015, p. 45.

http://www.asyousow.org/ays_report/waste-and-opportunity-2015/

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2019 Proxy Memo
Kroger Co. | Report on Package Recyclability

DESIGNED TO BE WASTE

A 2017 report from Ellen MacArthur Foundation, endorsed by Coca-Cola, Danone, Mars, PepsiCo and Procter & Gamble, among others, calls for a priority focus on finding recyclable alternatives to unrecyclable multi-material plastic packaging such as pouches.5

Many companies use life cycle assessment (LCA) to guide them on packaging sustainability but have mostly focused on product light weighting, materials use reduction and eliminating manufacturing waste. The company discusses light weighting in its response to our proposal (see below). In many cases, these goals were easy to achieve because using lighter and fewer materials saves money. But LCAs don’t adequately factor post-consumer impacts that represent lost revenue from billions of dollars of wasted commodities and potential risk from ocean pollution from degraded plastics. LCAs don’t include good data on the persistence or accumulation of plastics in the environment post-consumer, as the science in this area is still evolving. As a result it’s not clear assessments can yet adequately assess risk if these materials end up in oceans, and cause harm to birds and fish.

The nation’s largest waste hauler, Waste Management Inc., says reliance on LCA “often leads to decisions made at the expense of recyclability. Great designs that are sustainable on many fronts are beginning to push low value and the materials are hard to capture into the recycling marketplace,” said Tom Carpenter, Director of Waste Management Sustainability Services. “On the back end, you are left with bales of unwanted materials or mixed residues destined for landfill. As the value of materials continue to degrade and hybrid products [i.e. pouches] increase, it is becoming harder to justify new technologies to effectively capture the ever evolving packages.”6

From a market perspective, both company management and shareholders should be concerned that billions of dollars of valuable materials are being wasted. One assessment concludes that $8 billion of recyclable plastics are waste annually in the U.S.7

THE OCEAN POLLUTION THREAT

A second compelling reason to support the proposal is management’s failure to recognize or deal with growing evidence that plastic packaging contributes significantly to pollution of the world’s oceans which clogs waterways, damages marine ecosystems, and impairs the marine food web. Management needs to acknowledge that its packaging is creating significant global pollution problems downstream.

Huge gyres of swirling plastic particles have been identified in five ocean areas (North and South Pacific, North and South Atlantic, Indian). Researchers estimate that 150 million tons of plastics circulate in the gyres, spread across about 16 million square kilometers of ocean surface—about the size of the U.S. and Australia combined.

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5 https://newplasticseconomy.org/

6 http://www.sustainability-in-packaging.com/waste-management-tom-carpenter.aspx

7 http://www.asyousow.org/ays_report/unfinished-business-the-case-for-extended-producer-responsibility-for-post-consumer-packaging/

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2019 Proxy Memo
Kroger Co. | Report on Package Recyclability

The U.S. Environmental Protection Agency says degraded plastics in these ocean gyres pose threats to marine animals,8 and potentially to human health.9 Food and beverage packaging and containers are among the top 5 items found on beaches and coastlines10. Non-recyclable packaging is more likely to be littered than recyclable packaging11. As these materials slowly degrade in the ocean, they break down into small indigestible particles that birds and marine mammals mistake for food. Ingestion of plastics results in a range of threats to marine species, including starvation, malnutrition, intestinal blockage and intake of toxins.

Recent research indicates these particles absorb potent toxics such as polychlorinated biphenyls and dioxins from water or sediment and transfer them into the marine food web. Studies are starting to point towards larger, long-term impacts of toxic pollutants absorbed, transported, and consumed by fish and other marine life, with potential to affect human health.

A 2015 study published in the journal Science concluded the oceans are loading with plastics far faster than previously thought, with 8 million tons—equivalent to one garbage truck every minute—being added annually. At that rate, without significant mitigation, by 2050 plastic could exceed fish by weight.

An assessment of marine debris by a panel of the Global Environment Facility of the UN Environment Program concluded that an underlying cause of debris entering oceans is unsustainable production and consumption patterns including "design and marketing of products internationally without appropriate regard to their environmental fate or ability to be recycled in the locations where sold...[emphasis added]12

Valuing Plastics: The Business Case for Measuring, Managing and Disclosing Plastic Use in the Consumer Goods Industry, a 2014 UN Environment Program report, estimated that the natural capital cost of plastic use in the consumer goods sector is $75 billion annually, including $13 billion in damage to marine ecosystems.13

California alone spends nearly $500 million annually preventing trash, much of it packaging, from polluting beaches, rivers and oceanfront.  Local governments, especially those in states with coastlines, have begun to ban plastic packaging. More than 70 ordinances covering 100 jurisdictions in California have banned plastic bags14. More than 100 U.S. cities have banned or restricted polystyrene foam take out packaging.15 Foam crumbles easily and is often found in the digestive tracts of marine animals.

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8 http://water.epa.gov/type/oceb/marinedebris/md_impacts.cfm

9 http://www.epa.gov/region9/marine-debris/faq.html

10 http://www.oceanconservancy.org/our-work/marine-debris/check-out-our-latest-trash.html

11 Littering Behavior in America, Keep America Beautiful, http://www.kab.org/site/PageServer?pagename=LitterResearch2009

12 Scientific and Technical Advisory Panel, Marine Debris as a Global Environmental Problem: Introducing a solutions based framework focused on plastic, November 2011, p.3.

http://www.thegef.org/gef/sites/thegef.org/files/publication/STAP%20MarineDebris%20-%20website.pdf

13 UNEP, 2014, Valuing Plastics: The Business Case for Measuring, Managing and Disclosing Plastic Use in the Consumer Goods Industry http://www.unep.org/pdf/ValuingPlastic

14 http://www.cleanwateraction.org/ca/rethinkdisposable/banthebag

15 http://www.cleanwateraction.org/ca/rethinkdisposable/phaseoutfoam

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2019 Proxy Memo
Kroger Co. | Report on Package Recyclability

GOVERNMENTS ARE MOVING TO RESTRICT OR BAN PLASTIC PACKAGING

Governments have begun to restrict and ban plastic packaging. 10 countries have banned some form of plastic packaging. More than 70 ordinances covering 100 jurisdictions in California have banned plastic bags16. 78 ordinances have been adopted bans on polystyrene foam take out packaging.17 Foam crumbles easily and is often found in the digestive tracts of marine animals.

In 2017, nearly 200 countries at a UN Environment assembly called in a resolution for an end to plastic pollution, a possible precursor to a global plastics treaty.  In 2018, the European Commission released a plastics policy strategy calling for plastic packaging to be recyclable by 2030, addressing the same topic as this proposal.

In 2018, UK retailer Iceland became the first major retailer to commit to eliminate plastic packaging for all its brand products within five years to help end what it called the "scourge" of plastic pollution.

KROGER LAGS BEHIND PEERS ON PACKAGE RECYCLABILITY POLICY

Kroger lags behind peer grocery and consumer packaged goods companies who have taken action on packaging recyclability. Direct competitor Walmart agreed to switch all its private brand packaging recyclable, reusable or compostable by 2025. It also agreed to reduce the overall volume of private brand plastic packaging where possible. Food and packaged goods giant Unilever publicly committed to making all its packaging recyclable by 2025.18 Colgate-Palmolive agreed to make 100 percent of packaging for three of its four product categories completely recyclable by 2020. Procter & Gamble agreed to make 90 percent of its packaging recyclable by 2020. Most recently in 2018, Mondelez International and Kraft Heinz made similar commitments following engagement by As You Sow.

Environmental groups are beginning to focus on non-recyclable brand packaging, the waste of resources associated with landfilling rather than recycling these materials and the relationship to the growing problem of ocean debris. Hundreds of environmental groups worldwide are supporting a Break Free from Plastic campaign to address plastic deposition of single use packaging in the ocean. If the company does not respond and develop policies and practices to address these issues, it could risk brand damage.

RESPONSE TO KROGER’S STATEMENT IN OPPOSITION

The company discusses a goal to “optimize” packaging by 2020 by considering recyclability along with other attributes such as food safety, quality, cost, etc. when choosing packaging. The mere mention of a commitment to optimize packaging is not responsive to the proposal which seeks a report with specific information on research and to plans to phase out non-recyclable packaging.

The company mentions that several years ago it committed to reduce plastic in its packaging by 10 million pounds. This is a welcome step, but light weighting of plastics by itself does not necessarily reduce plastic pollution; if the same or a growing amount of lighter plastic materials is placed into commerce, the post-consumer challenges of dealing with a similar or growing volume of units remains the same.

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16 http://www.cleanwateraction.org/ca/rethinkdisposable/banthebag

17 http://www.cleanwateraction.org/ca/rethinkdisposable/phaseoutfoam

18 https://www.unilever.com/news/press-releases/2017/Unilever-commits-to-100-percent-recyclable-plastic.html

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2019 Proxy Memo
Kroger Co. | Report on Package Recyclability

The company discusses reduction of plastic in milk jugs which are already 100% recyclable and so does not relate to the topic of the proposal, which is principally multi-layer and multi-laminate flexible plastic that is not recyclable.

There is no information in the statement about the percent of branded packaging that is currently recyclable or any specific policies or programs to convert non-recyclable packaging to be recyclable.

After five years of strong shareholder votes on this proposal, it is encouraging to see the company finally state it will review its packaging and look for opportunities for improvements. It says it will at some point set targets for increasing the recyclability of packaging. These are welcome steps forward, but still too weak and tentative given the stronger and more specific time bound commitments made by several competitors described above. The proposal merits continued shareholder support to send a message to management that a stronger, more specific response is warranted.

CONCLUSION

•	Association of Kroger private branded products with littered packaging and toxic ocean pollution puts the company’s brands at risk.

•	Corporate peers like Walmart, Unilever, Colgate-Palmolive, and P&G are moving to phase out non-recyclable packaging with specific, public commitments.

•	After five years of filing this proposal, there is still no information from the company about the percent of branded packaging that is currently recyclable, or of specific, scaled policies or programs to convert non-recyclable packaging to be recyclable.

•	The company now says it will review its packaging and look for “opportunities” for improvements and at some point set targets for “increasing” recyclability of packaging. These steps are too weak and tentative given the specific time bound commitments already made by many competitors described above.

•	The proposal merits continued shareholder support to send a message to management that a stronger response is warranted. Shareholders would benefit by receiving more specific guidance on the company’s awareness of and plans to deal with the environmental threat posed by increasing amounts of non-recyclable brand packaging and its impact on ocean ecosystems.

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